

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2020

Geoffrey Selzer
Chief Executive Officer
Resonate Blends, Inc.
26565 Agoura Road, Suite 200
Calabasas, CA 91302

   Re: Resonate Blends, Inc.
     Preliminary Information Statement on Schedule 14C
     Filed May 28, 2020
     File No. 000-21202

Dear Mr. Selzer:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Scott Doney, Esq.